October 18, 2006

Via EDGAR and Facsimile

Stephen Krikorian

Accounting Branch Chief

United States Securities and

  Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

Visiphor Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2005

Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File No. 000-30090

Dear Mr. Krikorian:

Visiphor Corporation (“Visiphor” or the “Company”) is responding to your letter dated October 4, 2006, relating to the above-referenced filings (the”Filings”).  The comments contained in that letter and the Company’s responses are set forth below.

In providing these responses below, the Company acknowledges that:

•

the adequacy and accuracy of the disclosure in the Filings is the responsibility of the Company;

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staff comments, or changes, if any, made by the Company in response to staff comments, do not foreclose the Commission from taking any action with respect to the Filings; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC COMMENT:

Form l0-KSB for the year ended December 31, 2005

Item 6. Management’s Discussion and Analysis or Plan of Operations

Results of Operations for the three-month period and year ended December 31, 2005 compared to December 31, 2004, page 25

1.

We note your response to comment number 1 in your letter dated September 1, 2006.  Further explain the usefulness of presenting your non-GAAP measures. Alternatively, if you are unable to justify the usefulness of your non-GAAP measures, avoid presenting these measures in future filings.  As part of your response, address the following:

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You indicate that the non-GAAP measures are not used to evaluate performance.  It appears that if these measures are presented to compare your results to past periods and estimate possible future results, this would be a measure of performance.  Further explain how comparison to past periods and estimating future results is not an evaluation of your performance.

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If the non-GAAP measures are used to evaluate performance, further justify why excluding recurring items such as stock compensation and amortization expense is a proper reflection of your operating results.  Refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

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Alternatively, if the non-GAAP measures are used to evaluate liquidity, as referenced in the first paragraph of your response in which you indicate that the non-GAAP measures are used to evaluate whether the Company is generating sufficient cash flow, tell us why cash flow from operations is not the most directly comparable GAAP measure rather than net income.

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You indicate that certain non-cash transactions, specifically amortization expense and stock-based compensation expense are excluded from the non-GAAP measures.  Tell us what other non-cash transactions are included in the non-GAAP measures and why it is useful to only exclude certain non-cash transactions.

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You indicate that amortization expense is excluded from the non-GAAP measures because it is a cost of two of your acquisitions.  Explain why excluding only some of the acquisition costs from the non-GAAP measures is useful to investors if there are other costs of acquisitions that are not being eliminated from each measure.

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Provide us with any proposed modified language to be included in future filings to address the items above.

VISIPHOR’S RESPONSE:

The Company is providing the non-GAAP measure in response to frequent questions from investors, potential investors and creditors of the Company as to whether or not the Company is generating enough cash from its sales revenues to cover the cash expenses associated with operations on an ongoing basis. Since this question is frequently asked the Company is providing this information as it appears that readers of the financial statements believe that this information is useful. The ability of the Company to generate sufficient cash from operations to fund its ongoing operations is a significant factor in assessing the Company’s future viability and the Company’s progress towards achieving this goal is useful to readers of the financial statements.

It is not the Company’s intention to attempt to smooth earnings by eliminating recurring items as discussed in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and the non-GAAP measures presented are not intended to be used as a performance measure.

We agree with the comment that the non-GAAP measure would be more appropriately used to evaluate liquidity and we provide the non-GAAP measure as additional information to be evaluated along with cash flow from operations. The non-GAAP measure differs from cash flow from operations in that it provides an indication of the effect on cash of the Company’s operations during the periods presented without including the effect of changes in non-cash operating working capital accounts or one time non-recurring items. Cash flow from operations includes the net effect of changes in items such as accounts receivable and accounts payable, a portion of which will relate to prior periods. By presenting the non-GAAP measure including only the net income for the period excluding the non-cash items of amortization and stock-based compensation and any non-recurring items the Company is providing readers with cash flow results that reflect the operations of the periods presented which provides useful information to compare to past periods and evaluate the Company’s potential future liquidity.

The Company uses net income as the basis to compute the non-GAAP measure because that is the simplest and most efficient way to calculate the measure and it is consistent with the calculation method used to determine cash flow from operations. The Company can provide a reconciliation to cash flow from operations rather than to net income if that is considered more directly comparable.

The only non-cash transactions included in net income are the amortization and stock-based compensation amounts and these amounts are fully excluded in the non-GAAP measure. We will modify the language in our disclosure to make this clearer.

The only expense included in net income that is associated with the cost of acquisitions is the amortization expense.  There are no other costs of acquisitions that are not being eliminated from each measure.

We propose that we will present the non-GAAP information in a separate section of the discussion of the results of operations for the period(s) presented and remove the references to this non-GAAP measure from the discussion of the Company’s net income and operating expenses.

We propose that we will modify our language in future filings to include the following disclosure:

The Company presents income excluding amortization, stock-based compensation and one-time unusual expenses which is a supplemental financial measure that is not required by, or presented in accordance with, generally accepted accounting principles. We present income excluding amortization, stock-based compensation and one-time unusual expenses because we consider it an important supplemental measure of our operations as it provides an indicator of the Company’s progress towards achieving a cash flow from revenues that is equal to or greater than the cash expense level, and it enhances period-to-period comparability of the cash flow of our operations. This non-GAAP financial measure may not be comparable to the calculation of similar measures reported by other companies. This measure has limitations as an analytical tool. It should not be considered in isolation, as an alternative to, or more meaningful than financial measures calculated and reported in accordance with GAAP. It should not be considered as an alternative to cash flow from operations determined in accordance with GAAP. Included below is a reconciliation of income excluding amortization, stock-based compensation and one-time unusual expenses, a non-GAAP financial measure, to cash flow from operations, the most directly comparable financial measure calculated and reported in accordance with GAAP.

SEC COMMENT:

Item 8A. Controls and Procedures, page 59

2.

In response to comment number 4 in your letter dated September 1, 2006, you have described the specific steps the company has taken to remediate the material weaknesses identified by your independent auditors and how management considered these material weaknesses in its assessment of the effectiveness of disclosure controls and procedures.  In regard to these actions and the implications on your assessment of disclosure controls and procedures, tell us how you plan to address the disclosure requirements of Item 308(c) of Regulation S-B.  Provide us with any proposed revisions to your disclosures.

VISIPHOR’S RESPONSE:

Beginning with its Form 10-QSB for the quarter ended September 30, 2006, in addressing changes in the Company's internal controls over financial reporting, the Company will respond to Item 308(c) of Regulation S-B with disclosure substantially similar to the following:

In order to remediate the matters that the Company’s independent auditors and management considered to be material weaknesses in the Company’s internal control, the Company has hired a new Controller who has significantly more experience and knowledge of internal control environments than the previous controller.  The Company has engaged an outside consultant that is an expert on internal control over financial reporting and the Sarbanes-Oxley Act of 2002 who is providing additional guidance in improving the Company's system of internal control over financial reporting.  A significant number of the deficiencies relate to the Company's segregation of duties, so the Company has developed procedures to utilize additional staff and reassign duties of existing accounting department staff in order to address these deficiencies.  Other than the foregoing, during the quarter ended September 30, 2006, there were no significant changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company will continue to include such disclosure, as appropriately tailored to changes in internal controls occurring during each applicable period, in its periodic reports going forward unless and until there are no changes in the Company's internal controls for a given period.

The Company welcomes the opportunity to discuss the foregoing points further and clarify open questions you may have at your convenience.  I can be reached at (604) 684-2449 ext. 237.

Sincerely,

/s/ Wayne Smith

Wayne Smith

Chief Financial Officer

cc:

Jason Niethamer, U.S. Securities and Exchange Commission

Mark Zastre,  Grant Thornton LLP

Thomas M. Rose, Esq., Troutman Sanders LLP

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